Exhibit 12.1
CVS CAREMARK CORPORATION
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years (1)
In millions	2012(2)	2011	2010	2009	2008
Earnings:
Earnings from continuing operations before income taxes and extraordinary items	$6,325.1	$5,749.5	$5,604.0	$5,898.9	$5,525.6
Interest portion of net rental expense	741.7	715.8	687.8	642.6	586.0
Interest expense (net of interest capitalized)	561.1	588.5	539.4	530.5	529.8
Adjusted earnings	$7,627.9	$7,053.8	$6,831.2	$7,072.0	$6,641.4
Fixed Charges:
Interest portion of net rental expense	741.7	715.8	687.8	642.6	586.0
Interest expense (net of interest capitalized)	561.1	588.5	539.4	530.5	529.8
Interest capitalized	28.6	36.5	47.2	39.1	27.8
Total fixed charges	$1,331.4	$1,340.8	$1,274.4	$1,212.2	$1,143.6
Ratio of earnings to fixed charges	5.73x	5.26x	5.36x	5.83x	5.81x

(1) On December 23, 2008, CVS Caremark’s Board of Directors approved a change in its fiscal year end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect its position in the health care, rather than retail, industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008. As you review CVS Caremark’s operating performance, please consider that 2012 includes 366 days, 2011, 2010 and 2009 include 365 days, and fiscal 2008 includes 368 days.

(2) Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the Retail Pharmacy Segment from the retail inventory method to the weighted average cost method. Had the Company not made this change in accounting principle, for the year ended December 31, 2012, earnings from continuing operations would have been approximately $19 million lower. Additional details of the accounting change are discussed in Note 2 to the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.